 Exhibit 99.2

SIMPPLE LTD.
incorporated in the Cayman Islands

Company No. 393431

(the Company)

FORM OF PROXY

EXTRAORDINARY GENERAL MEETING

(the Meeting)

I/We, ………………………………………..………………………………………………………………………………

(insert name of Shareholder as per register of members)

of ……………………………………………………………………………………………………….……………………

(insert registered address)

being the registered holder of …………………… ordinary shares of US$0.0001 each in the capital of the Company, hereby appoint:

☐ the Chairman of the Meeting

☐ …..……………………….……………………………………………………… (ID No. ……………………………)

(insert full name of proxy and identification number (passport or NRIC))

of ……………………………………………………………………………………………………….……………………

(insert address)

or failing him, the Chairman of the Meeting

Tick either option above as appropriate

as my/our proxy to vote for me/us and on my/our behalf at the Meeting of the Company to be held virtually at www.virtualshareholdermeeting.com/SPPL2024SM on December 9, 2024 at 9.00 pm (Singapore time) and at any adjournment thereof.

I/We hereby direct my/our proxy to vote on the following resolutions as the I/we have indicated by marking the appropriate box with an ‘X’. If no indication is given, my/our proxy will vote or abstain from voting at his or her discretion and I/we authorise my/our proxy to vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

RESOLUTIONS	For	Against
SPECIAL RESOLUTIONS

1.     Amendment of memorandum and articles of association

That the existing amended and restated memorandum and articles of association of the Company dated 29 September 2022 (and as further amended by a special resolution of the Company passed on 21 October 2022) be and are hereby replaced in their entirety with a new amended and restated memorandum and articles of association, in the form circulated to the shareholders prior to the meeting, with effect from 13 December 2024 (the Amended and Restated Memorandum and Articles of Association).

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ORDINARY RESOLUTIONS

2.     Consolidation of authorised share capital of the Company

That:

(a)   18,625,961 issued ordinary shares of a nominal or par value of US$0.0001 each held by the existing shareholders of the Company be consolidated into 2,328,246 ordinary shares of a nominal or par value of US$0.0008 each, having the rights set out in the Amended and Restated Memorandum and Articles of Association, with effect from 13 December 2024;

(b)   481,374,039 unauthorised but unissued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company be consolidated into 60,171,754 ordinary shares of a nominal or par value of US$0.0008 each, having the rights set out in the Amended and Restated Memorandum and Articles of Association, with effect from 13 December 2024;

(c)   no fractional shares be issued in connection with the share consolidation and, in the event that a shareholder would otherwise be entitled to a fractional share upon the share consolidation, the total number of shares to be received by such shareholder may be rounded up to the nearest whole number, with effect from 13 December 2024; and

 (d)   as a consequence of the above, the authorised share capital of the Company will be changed with effect from 13 December 2024:

FROM: US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each,

TO: US$50,000 divided into 62,500,000 ordinary shares of a nominal or par value of US$0.0008 each.

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3.     Ancillary documents and actions, and ratification:

(a)         that the Company gives, makes, signs, executes and delivers all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) (the Ancillary Documents) as may be considered necessary or desirable by any director for the purpose of compliance with any condition precedent or the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in this meeting;

(b)         that the Ancillary Documents be in the form as any director may approve;

(c)         that any director be authorised to sign any Ancillary Document on behalf of the Company (as a deed or under seal if required) together with such amendments to those Ancillary Documents as that director considers necessary or desirable (the signature of any director on any Ancillary Document being conclusive evidence of that director’s approval of the Ancillary Document on behalf of the Company);

(d)        that all of the Ancillary Documents be valid, conclusive, binding on and enforceable against the Company when approved, executed and delivered in the manner set out in these minutes;

(e)        that any director be authorised to do any other acts or things that the directors consider necessary or desirable in order to implement the matters referred to in this meeting; and

(f)         that anything that has been contemplated by the above resolutions and which has been done on behalf of the Company on or before the date this meeting be and are adopted, ratified, confirmed and approved on behalf of the Company in all respects.

Dated:

BY: _________________________

SHAREHOLDER

(for individual shareholders)

BY: _________________________

AUTHORISED SIGNATORY

ACTING FOR AND ON BEHALF OF THE SHAREHOLDER

(for corporate shareholders)

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NOTES

1	A shareholder entitled to attend and vote at the Meeting may appoint a proxy to attend and, on a poll, vote in place of the shareholder. A proxy need not be a shareholder of the Company. If the appointor is a company, this form must be executed under its common seal or the hand of a duly authorised officer.

2	If you wish to appoint some person other than the Chairman as your proxy, please delete the words “the Chairman of” and insert the name and address of the person appointed as your proxy and the words “in respect of”.

3	If the proxy form is returned without an indication as to how the proxy is to vote on a particular matter, the proxy will exercise the proxy’s discretion as to whether, and how the proxy will vote.

4	In the case of joint holders, any holder may sign this form.

5	Any alterations made in this form must be initialled.

6	For shareholders who are not individuals, to be effective, this proxy form must be duly completed, signed and deposited, together with the power of attorney or other authority under which it was executed (or a duly certified copy of such power or authority), at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting or adjourned Meeting at which the proxy is to be used.

7	Delivery of the form of proxy shall not preclude a shareholder from attending and voting in person at the Meeting or upon the poll concerned and in such event, the form of proxy shall be deemed to be revoked.

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